Exhibit 12(f)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Millions of Dollars)

	Successor			Predecessor
	3 Months	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended
	Mar. 31,	Dec. 31,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2012	2011	2010	2010	2009	2008	2007
Earnings, as defined:
Income Before Income Taxes	$60	$282	$55	$218	$200	$226	$244
Adjustment to reflect earnings from
equity method investments on a cash
basis	2	(1)		(4)	11		(5)
Mark to market impact of derivative
instruments					1	(1)
	62	281	55	214	212	225	239

Total fixed charges as below	18	73	11	71	79	77	59

Total earnings	$80	$354	$66	$285	$291	$302	$298

Fixed charges, as defined:
Interest charges (a)	$17	$70	$10	$69	$76	$74	$57
Estimated interest component of
operating rentals	1	3	1	2	3	3	2

Total fixed charges	$18	$73	$11	$71	$79	$77	$59

Ratio of earnings to fixed charges	4.4	4.8	6.0	4.0	3.7	3.9	5.1

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.